Request for Voting Instructions (“VIF”)

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF

AUSTRAL PACIFIC ENERGY LTD.
(“Company”)

to be held at Suite 1500 - 1055 West Georgia Street, Vancouver, B.C., Canada on Wednesday, June 8th, 2005, at 4:00 pm (Pacific Daylight time) (“Meeting”)

To our securityholders:

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified below. Unless you or someone on your behalf attends the meeting as a proxyholder, your securities can be voted only by management, as proxyholder of the registered holder, in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this form to provide your voting instructions to us promptly.

Should you wish to attend and vote at the meeting or have someone else attend and vote at the meeting on your behalf, please complete the reverse side of this form.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	Appointment of Directors To elect as directors:	For	Withhold

1	David John Bennett	________	________
2	Ronald Luigi Bertuzzi	________	________
3	Garth Evan Johnson	________	________
4	David Arthur Ross Newman	________	________
5	Peter Purcell Tapper	________	________
6	Bernhard Josef Zinkhofer	________	________

Auditors
7	To re-appoint KPMG, Chartered Accountants, as auditors of the Company	________	________

		For	Against
8	To authorise the Directors to fix the Auditors’ remuneration	________	________

Amendment of By-Laws
9	To approve an ordinary resolution confirming the
	amendment to section 10.12 and the deletion of section 10.24 of the 2003 By-Laws of the Company	________	________

Authority for Private Placement
10	To authorize the directors to complete a placement
	of up to 7 million shares priced at a discount to market and 3.5 million warrants	________	________

If this VIF is signed and the form is not marked otherwise, the securities will be voted in favour of each matter identified in the notice of meeting. This VIF confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof.

If this VIF is not dated in the space provided, authority is hereby given by you, the securityholder, for the proxyholder to date this form seven (7) calendar days after the date on which it was mailed to you, the securityholder.

This VIF should be read in conjunction with the accompanying notice of meeting and information circular.

By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities. (If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate. )

SECURITYHOLDER SIGN HERE: ________________________________________ DATE SIGNED: ___________________________________________________ THIS FORM MUST BE SIGNED AND DATED ABOVE.

****Please complete the following only if you or someone other than a management representative will be attending the meeting to vote on your behalf. ****

Should you wish to attend the meeting and vote or have someone else attend and vote at the meeting on your behalf, please write the name of the person who will attend in the place provided below and a form of legal proxy will be issued which will grant you or the person specified by you the right to attend the meeting and vote. If you require assistance in this regard, please contact Yasmin Juma at PCTC at 604-689-9853.

PRINT NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE: ___________________________________

SECURITYHOLDER SIGN HERE: _________________________________________

DATE SIGNED: ____________________________________

PLEASE SIGN AND DATE.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "PACIFIC CORPORATE TRUST COMPANY " no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

The mailing address of Pacific Corporate Trust Company is 625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8,
and its fax number is (604) 689-8144.